WEIL, GOTSHAL & MANGES

81968-0005

05010019

July 26, 2005

By Hand

Securities and Exchange Commission
Office of International Corporate Finance 3-2
100 F Street
Washington D.C. 20549-0302
United States of America

SUPPL

Re: Yell Group plc - - 12g3-2(b) File No. 82-34674

Ladies and Gentlemen:

On behalf of Yell Group plc (the "Company"), we are enclosing certain information to you pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The first page of each separate item of information indicates in the upper right-hand corner the Company's file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely

Aparna Ravi

Aparna Ravi

Enc

dw 7/28

LO1:\542905\01\BMWP01!.DOC\81968.0005

ONE SOUTH PLACE, LONDON EC2M 2WG
TEL: +44 (0) 20 7903 1000 FAX: +44 (0) 20 7903 0990

File No. 82-34674

YELL

26 July 2005

news release news release news release news release news release

Yell Group plc financial results for the three months ended 30 June 2005

A strong first quarter. Yell on track to meet full year expectations

- Group turnover up 11.6% to £313.6 million; 12.7% at a constant exchange rate
- Group adjusted EBITDA up 14.5% to £100.1 million; 15.3% at a constant exchange rate
- Group adjusted profit after tax up 22.9% to £47.8 million
- Group operating cash flow less capital expenditure up 18.8% to £84.0 million; 19.7% at a constant exchange rate
- Diluted earnings per share before exceptional items up 21.8% to 6.7 pence

Note: Adjusted EBITDA for the three months ended 30 June 2005 is stated before an exceptional credit of £5.0 million from releasing a provision for IPO costs. Adjusted profit after tax is stated before the exceptional credit (£3.5 million net of tax charge) and an additional charge of £6.7 million (£4.5 million net of tax credit) from accelerated amortisation of finance fees related to the bank debt refinanced on 15 July 2005.

Results previously reported for the three months ended 30 June 2004 were reported under UK GAAP. All figures reported here are reported under International Financial Reporting Standards. A detailed reconciliation between UK GAAP and IFRS can be obtained in the IFRS conversion statements published on our website on 13 June 2005.

John Condron, Chief Executive Officer, said:

"Yell's strategy and execution continue to deliver strong performance and our first quarter results maintain the growth momentum across the Group. The acquisition of TransWestern, which we have now completed, significantly expands our US footprint. We welcome into the Yell Group the TransWestern people with whom we are already working very closely as we integrate the business into Yellow Book. We look forward to realising the benefits of the acquisition over time.

"In the UK, the Competition Commission is following the timetable it set out in May. This is an iterative process and we have made our first submission."

John Davis, Chief Financial Officer, said:

"Our strong revenue growth benefited in the UK from the profile of first quarter directories and, in the US, from the heavy new launch programme. We reiterate our guidance for the year end and are on track to meet expectations.

"We have successfully syndicated our refinanced senior debt with a bank facility of £2 billion which also funded our $1,575 million acquisition of TransWestern."

Enquiries

Yell - Investors

Jill Sherratt
Tel +44 (0)118 950 6984
Mobile +44 (0)7764 879808

Yell - Media

Jon Salmon
Tel +44 (0)118 950 6656
Mobile +44 (0)7801 977340

Citigate Dewe Rogerson

Anthony Carlisle
Tel +44 (0)20 7638 9571
Mobile +44 (0)7973 611888

This news release contains forward-looking statements. These statements appear in a number of places in this news release and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, turnover, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in Yell Finance B.V.'s 31 March 2005 annual report on Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 13 June 2005, for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.

A copy of this release can be accessed at:
www.yellgroup.com/announcements

Our subsidiary, Yell Finance B.V., will furnish its results for the three months ended 30 June 2005 to the SEC on Form 6-K on 26 July 2005.

A copy of this submission can also be accessed on the Yell Group website.

YELL GROUP PLC SUMMARY FINANCIAL RESULTS

Unaudited	Three months ended 30 June 2004 [(a)]	2005	Change	Change at constant exchange rate [(b)]
	£m	£m		
Turnover [(c)]	280.9	**313.6**	*11.6%*	*12.7%*
Adjusted EBITDA [(c) (d)]	87.4	**100.1**	*14.5%*	*15.3%*
Operating cash flow [(c) (e)]	70.7	**84.0**	*18.8%*	*19.7%*
Adjusted diluted earnings per share (pence) [(d)]	5.5	**6.7**	*21.8%*	
Cash conversion [(c) (f)]	80.9%	**83.9%**		
Profit on ordinary activities after tax	38.9	**46.8**	*20.3%*	

(a) Results previously reported for the three months ended 30 June 2004 were reported under UK GAAP. Figures reported here are reported under International Financial Reporting Standards. A detailed explanation of these changes can be obtained in the IFRS conversion statements published on our website on 13 June 2005.
(b) Change at constant exchange rate states the change in current period results compared to the same period in the previous year as if the current period results were translated at the same exchange rate as that used to translate the results for the same period in the previous year.
(c) Turnover, EBITDA, operating cash flow and cash conversion are the key financial measures that we use to assess the growth in the business and operational efficiencies.
(d) Adjusted EBITDA for the three months ended 30 June 2005 is stated before an exceptional credit of £5.0 million from releasing a provision for IPO costs. Adjusted diluted earnings per share are stated before the exceptional credit (£3.5 million net of tax charge) and an additional charge of £6.7 million (£4.5 million net of tax credit) from accelerated amortisation of finance fees related to the bank debt refinanced on 15 July 2005.
(e) Cash generated from operations before payments of exceptional costs, less capital expenditure.
(f) Operating cash flow as a percentage of adjusted EBITDA.

REVIEW OF OPERATING PERFORMANCE

Turnover

Group turnover increased 11.6% to £313.6 million, or 12.7% at a constant exchange rate, from £280.9 million for the same period last year.

UK operations

UK turnover increased 6.5% to £160.4 million. The strong turnover growth from printed directories of 3.6% to £143.9 million in part reflects the mix of relatively higher growth directories during the period. The effect of RPI-6% was to reduce Yellow Pages prices by an average of 2.9%.

The total number of unique print advertisers dropped slightly to 135,000. This reflects increased competition and the decline in retention to 74%, down from 75% at the year end and 76% for the same period last year, as advertisers have more products and channels from which to choose. However, we offset this decline with a 6.2% growth in average turnover per unique advertiser to £1,066.

Yell.com continued to grow rapidly with an increase in turnover of 49.4% to £11.8 million. This reflected the growth in searchable advertisers of 37.3% to 151,000.

While we expect the slower-growing directories of the second quarter to affect revenue growth in the first half, we are confident that UK turnover is on track to meet full year expectations.

US operations

US turnover grew 17.6% to £153.2 million. At a constant exchange rate, the increase was 19.9%. The average exchange rate was approximately $1.86: £1.00 against $1.81: £1.00 in the same period last year.

Unique advertisers increased 6.5% to 132,000 with average turnover per unique advertiser up 12.7% to $2,144 and retention up from 70% to 71%.

Organic turnover grew 18.7%. Same-market growth was 8.4%, contributing 7.7% to the organic growth, with the significant new launch programme of 12 directories also contributing 15.2%, offset by a decrease of 4.2% primarily from rescheduling production to later periods as we continue to rebalance production. Acquisitions added a further 1.2% to growth.

While the rate of turnover growth in the first half will be affected by the smaller new launch programme during the second quarter, we are confident that US turnover is on track to meet full year expectations.

We completed the acquisition of TransWestern on 15 July 2005, which significantly expands our US footprint. Integration planning is well advanced and the first steps to integrate TransWestern into Yellow Book are already underway.

Adjusted EBITDA

Group adjusted EBITDA increased by 14.5% to £100.1 million, or 15.3% at a constant exchange rate. The Group adjusted EBITDA margin increased 0.8 percentage points to 31.9%, driven by the strong US performance. Adjusted EBITDA for the three months ended 30 June 2005 is stated before an exceptional credit of £5.0 million from releasing a provision for IPO costs.

UK adjusted EBITDA rose 4.4% to £57.1 million, reflecting the sustained excellent progress of Yell.com, partially offset by our continued investment to support the continuing turnover growth of the printed directories. Yell.com increased its EBITDA to £4.4 million from £2.3 million in the same period last year. The overall UK adjusted EBITDA margin was 35.6%, compared with 36.3% in the same period last year.

In the US, strong turnover growth and operational leverage resulted in 31.5% growth in EBITDA to £43.0 million, a 33.6% increase at a constant exchange rate. The US EBITDA margin increased from 25.1% to 28.1% despite the heavy launch programme during the first quarter. With the continuation of investment in turnover growth planned for the rest of the year, we have not changed our expectations for the full year.

Cash flow and net debt

The Group converted 83.9% of adjusted EBITDA to cash, as compared to 80.9% last year. Group operating cash flow increased 18.8% to £84.0 million, or 19.7% at a constant exchange rate. Excluding the effect of the additional pension contribution totalling £8.8 million in the quarter, we would have converted 92.7% of adjusted EBITDA to cash. This is our second additional annual pension contribution paid toward alleviating the level of the pension deficit and, while it reduces free cash flow, it has no effect on the Group's profit and loss.

	Three months ended 30 June 2004 £m	Three months ended 30 June 2005 £m
Cash generated from operations	74.1	**88.1**
Cash payments of exceptional items	0.3	**0.6**
Purchase of tangible fixed assets, net of sale proceeds	(3.7)	**(4.7)**
Cash generated from operations before payments of exceptional costs and after capital expenditure	70.7	**84.0**

Free cash flow (net cash inflow from operating activities (£70.3 million) less purchase of fixed assets (£4.7 million)) generated during the three months was £65.6 million.

Net debt at £1,076.9 million, which was down £29.2 million from 31 March 2005, represented a multiple of 2.6 times adjusted EBITDA for the last 12 months. The movement in net debt for the three months ended 30 June 2005 arose as follows:

	Net debt £m
At 31 March 2005	1,106.1
Free cash flow	(65.6)
Purchase of subsidiary undertakings	4.8
Net cash used in financing activities	0.1
Non-cash finance charges increasing debt	11.0
Currency movements	20.5
At 30 June 2005	**1,076.9**

Since 30 June we have successfully syndicated a new £2 billion credit facility to fund the acquisition of TransWestern and to refinance the entire £876.7 million of bank debt that existed at 30 June. Our senior notes remain unaffected. Based on Yell's and TransWestern's strong cash generation, we expect our net debt to reach four times our pro forma EBITDA by 31 March 2006.

NET RESULTS

After tax results

Profit after tax for the three months to 30 June 2005 was £46.8 million, compared with a profit after tax of £38.9 million for the same period last year. This reflects the strong EBITDA growth. The tax charge before exceptional items was £24.6 million, which represents 34.0% of profit before tax adjusted for exceptional costs. Adjusted profit after tax of £47.8 million is stated before exceptional items relating to a credit of £5.0 million (£3.5 million net of tax charge) from releasing a provision for IPO costs, and an additional charge of £6.7 million (£4.5 million net of tax credit) from accelerated amortisation of finance fees related to bank debt refinanced on 15 July 2005.

Earnings per share

Diluted earnings per share were 6.7 pence before exceptional items; an increase of 21.8% from last year. Basic earnings per share before exceptional items were 6.8 pence, as compared to 5.6 pence last year.

UK REGULATION

Following the referral by the Office of Fair Trading of the supply of "classified directories advertising services" to the Competition Commission in April 2005, we have submitted our initial evidence. The Commission is following the administrative timetable for its investigation set out in May 2005. This timetable, initial submissions from all parties and other related information can be found on the Commission's website at www.competition-commission.org.uk.

KEY OPERATIONAL INFORMATION

	Three months ended 30 June		
	2004	2005	Change
UK printed directories			
Unique advertisers (thousands) [1]	138	**135**	*(2.2)%*
Directory editions published	28	**29**	
Unique advertiser retention rate (%) [2]	76	**74**	
Turnover per unique advertiser (£)	1,004	**1,066**	6.2%
US printed directories			
Unique advertisers (thousands) [1] [3]	124	**132**	6.5%
Directory editions published	126	**128**	
Unique advertiser retention rate (%) [3]	70	**71**	
Turnover per unique advertiser ($)	1,902	**2,144**	*12.7%*
Other UK products and services			
Yell.com searchable advertisers at 30 June (thousands)[4]	110	**151**	*37.3%*
Yell.com searches for June (millions)	18	**24**	*33.3%*

(1) Number of unique advertisers in printed directories that were recognised for turnover purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(2) The proportion of unique advertisers that have renewed their advertising from the preceding publication.

(3) As a result of the progress in the United States towards integrating our customer databases, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported figure for the three months ended 30 June 2004 for any duplicated records in that period. There remains some overlap in reporting unique advertisers between Yellow Book and acquired businesses that we expect to be removed. These improvements to our systems have not affected the reporting of our financial results. Retention in the US is based on unique directory advertisers.

(4) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. They exclude advertisers who purchase products such as banners and domain names.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED INCOME STATEMENT

	Notes	Three months ended 30 June 2004	Three months ended 30 June 2005
		£m	£m
Turnover	2	280.9	**313.6**
Cost of sales		(127.8)	**(143.0)**
Gross profit		153.1	**170.6**
Distribution costs		(8.3)	**(9.4)**
Administrative expenses			
Ongoing activities		(64.6)	**(67.1)**
Exceptional items	4	-	**5.0**
Operating profit	3	80.2	**99.1**
Net interest payable			
Ongoing activities		(24.3)	**(21.7)**
Exceptional items	4	-	**(6.7)**
Profit on ordinary activities before taxation		55.9	**70.7**
Taxation			
Ongoing activities	5	(17.0)	**(24.6)**
Exceptional items	4,5	-	**0.7**
Profit for the financial period		38.9	**46.8**
		(in pence)	*(in pence)*
Basic earnings per share	6	5.6	**6.6**
Diluted earnings per share	6	5.5	**6.6**

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Three months ended 30 June	
	2004	2005
	£m	£m
Profit for the financial period	38.9	**46.8**
Exchange differences on translation of foreign operations	7.0	**28.5**
Estimated effect of significant changes in securities markets on retirement benefit obligations	-	**(20.0)**
Change in recorded value of financial instruments used as hedges	-	**(1.8)**
Tax effect of items in other comprehensive income	-	**6.4**
Tax benefit arising (reversing) on unexercised stock options	1.5	**(1.1)**
Other comprehensive income - net gains not recognised in income statement	8.5	**12.0**
Total recognised income for the period	47.4	**58.8**

See notes to the financial information for additional details.

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

	Three months ended 30 June	
	2004	2005
	£m	£m
Net cash inflow from operating activities		
Cash generated from operations	74.1	**88.1**
Interest paid	(15.4)	**(12.2)**
Interest received	0.3	**0.6**
Income tax paid	(5.3)	**(6.2)**
Net cash inflow from operating activities	53.7	**70.3**
Cash flows from investing activities		
Purchase of tangible fixed assets	(3.7)	**(4.7)**
Purchase of subsidiary undertakings	-	**(4.8)**
Net cash used in investing activities	(3.7)	**(9.5)**
Cash flows from financing activities		
Proceeds from issuance of ordinary shares	-	**0.1**
Purchase of own shares	-	**(0.2)**
Repayment of borrowings	(22.5)	**-**
Net cash used in financing activities	(22.5)	**(0.1)**
Net increase in cash and bank overdrafts	27.5	**60.7**
Cash and bank overdrafts at beginning of the period	18.7	**55.5**
Exchange gains on cash and bank overdrafts	1.8	**4.9**
Cash and bank overdrafts at end of the period	48.0	**121.1**
Cash generated from operations		
Profit for the period	38.9	**46.8**
Adjustments for:		
Tax	17.0	**23.9**
Depreciation of tangible fixed assets	4.0	**5.0**
Amortisation of software costs	1.7	**1.0**
Goodwill adjustment arising from previously unrecognised tax benefits acquired	1.5	**-**
Interest income	(0.3)	**(0.6)**
Interest expense	24.6	**29.0**
Exceptional administrative items	-	**(5.0)**
Changes in working capital:		
Inventories and directories in development	(15.4)	**(6.3)**
~~Trade and other receivables~~	~~25.1~~	~~**19.2**~~
Trade and other payables	(24.3)	**(25.8)**
Other	1.3	**0.9**
Cash generated from operations	74.1	**88.1**

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

	Notes	At 31 March 2005	At 30 June 2005
		£m	£m
Non current assets			
Intangible fixed assets		1,706.0	**1,748.0**
Tangible fixed assets		40.1	**37.3**
Investment		2.0	**2.5**
Deferred tax assets	7	97.1	**97.1**
Total non current assets		1,845.2	**1,884.9**
Current assets			
Inventories		7.5	**9.7**
Directories in development		165.1	**175.0**
Debtors	8	451.3	**453.8**
Cash at bank and in hand		55.5	**121.1**
Total current assets		679.4	**759.6**
Creditors: amounts falling due within one year			
Loans and other borrowings	10	(91.3)	**(876.7)**
Corporation tax		(28.2)	**(34.3)**
Other creditors	11	(258.8)	**(253.8)**
Total creditors: amounts falling due within one year		(378.3)	**(1,164.8)**
Net current assets (liabilities)		301.1	**(405.2)**
Total assets less current liabilities		2,146.3	**1,479.7**
Creditors: amounts falling due after more than one year			
Loans and other borrowings	10	(1,070.3)	**(321.3)**
Deferred tax creditor	12	(51.3)	**(57.7)**
Retirement benefit obligations	13	(99.7)	**(113.5)**
Net assets		925.0	**987.2**
Capital and reserves			
Called up share capital	14	7.0	**7.1**
Share premium account	14	1,191.0	**1,192.2**
Foreign currency reserve	14	(116.2)	**(87.7)**
Profit and loss account deficit	14	(156.8)	**(124.4)**
Equity shareholders' funds		925.0	**987.2**

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED NOTES TO THE FINANCIAL INFORMATION

1. Basis of preparation and consolidation

The principal activity of Yell Group plc and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

This unaudited financial information for the three months to 30 June 2005 has been prepared in accordance with the Group's International Financial Reporting Standards ("IFRS") accounting policies as set out in our conversion statements for the periods ended 31 March 2005. These accounting policies are the policies we expect to apply in our financial statements for the year ended 31 March 2006, which will be prepared in accordance with IFRS.

In preparing the financial information we used our best knowledge of the expected standards and interpretations, facts and circumstances and accounting policies that will be applicable at 31 March 2006. These may change before 31 March 2006. The expected standards and interpretations are subject to ongoing review by the European Union, and the International Accounting Standards Board may issue amended or additional standards or interpretations. Therefore, until we prepare our first full IFRS financial statements, the possibility cannot be excluded that the accompanying financial information may have to be adjusted.

The amounts presented for the three months ended 30 June 2004 and at 30 June 2004 and 31 March 2005 have been restated from the amounts previously presented under UK GAAP. Details can be obtained from the IFRS conversion statements published on 13 June 2005 on our website.

Subsequent to publishing the IFRS conversion statements we have improved our analysis of deferred taxes and other items, which has given rise to adjustments to amounts presented on the face of the balance sheet at 31 March 2005. These adjustments have increased our deferred tax assets and deferred tax creditors by £4.5 million and increased the share premium account and profit and loss deficit by £0.3 million. These changes are presentational in nature and do not affect the previously reported results or cash flows.

The information contained herein does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985.

In the opinion of management, the financial information included herein includes all adjustments necessary for a fair presentation of the consolidated results, financial position and cash flows for each period presented.

The consolidated results for interim periods are not necessarily indicative of results for the full year. This financial information should be read in conjunction with Yell's 2005 annual report published in June 2005, which includes the audited consolidated financial statements of Yell Group PLC and its subsidiaries for the year ended 31 March 2005.

The preparation of the consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenditure during the period. Actual results could differ from those estimates. Estimates are used principally when accounting for doubtful debts, depreciation, retirement benefit obligations and the related employee pension costs, acquisition accounting and taxes.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED NOTES TO THE FINANCIAL INFORMATION (continued)

2. Turnover

	Three months ended 30 June		Change
	2004	2005	%
	£m	£m	
UK printed directories	138.9	**143.9**	3.6%
Other products and services	11.7	**16.5**	41.0%
Total UK turnover	150.6	**160.4**	6.5%
US printed directories:			
US printed directories at constant exchange rate [a]	130.3	**156.2**	19.9%
Exchange impact [a]	-	**(3.0)**	
Total US turnover	130.3	**153.2**	17.6%
Group turnover	280.9	**313.6**	11.6%

[a] *Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results using current period exchange rates.*

3. Operating profit and EBITDA information

EBITDA by segment

	Three months ended 30 June		Change
	2004	2005	%
	£m	£m	
UK printed directories	51.1	**50.6**	(1.0)%
Other products and services	3.6	**6.5**	80.6%
Total UK operations	54.7	**57.1**	4.4%
US operations:			
US printed directories at constant exchange rate [a]	32.7	**43.7**	33.6%
Exchange impact [a]	-	**(0.7)**	
Total US operations	32.7	**43.0**	31.5%
Group adjusted EBITDA	87.4	**100.1**	14.5%

[a] Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results using current period exchange rates.

3. Operating profit and EBITDA information (continued)

Reconciliation of group operating profit to EBITDA [a]

	Three months ended 30 June 2004 £m	2005 £m	Change %
UK operations			
Operating profit	51.8	**59.2**	
Depreciation and amortisation of fixed assets	2.9	**2.9**	
UK operations EBITDA	54.7	**62.1**	*13.5%*
Exceptional items	-	**(5.0)**	
UK operations adjusted EBITDA	54.7	**57.1**	*4.4%*
UK operations adjusted EBITDA margin	36.3%	**35.6%**	
US operations			
Operating profit	28.4	**39.9**	
Depreciation and amortisation of fixed assets	4.3	**3.1**	
US operations EBITDA	32.7	**43.0**	
Exchange impact [b]	-	**0.7**	
US operations EBITDA at constant exchange rate [b]	32.7	**43.7**	*33.6%*
Exchange impact [b]	-	**(0.7)**	
US operations EBITDA	32.7	**43.0**	*31.5%*
US operations EBITDA margin	25.1%	**28.1%**	
Group			
Operating profit	80.2	**99.1**	
Depreciation and amortisation of fixed assets	7.2	**6.0**	
Group EBITDA	87.4	**105.1**	*20.3%*
Exceptional items	-	**(5.0)**	
Exchange impact [b]	-	**0.7**	
Group adjusted EBITDA at constant exchange rate [b]	87.4	**100.8**	*15.3%*
Exchange impact [b]	-	**(0.7)**	
Group adjusted EBITDA	87.4	**100.1**	*14.5%*
Group adjusted EBITDA margin	31.1%	**31.9%**	

(a) EBITDA is one of the key financial measures that we use to assess the growth in the business and operational efficiencies.

(b) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.

We do not allocate interest or taxation charges by product or geographic segment.

UNAUDITED NOTES TO THE FINANCIAL INFORMATION (continued)

4. Results before and after exceptional items

	Three months ended 30 June					
	2004			2005		
	Ordinary items	Exceptional items	Total	Ordinary items	Exceptional items	Total
	£m	£m	£m	£m	£m	£m
Gross profit	153.1	-	153.1	**170.6**	-	**170.6**
Distribution costs	(8.3)	-	(8.3)	**(9.4)**	-	**(9.4)**
Administrative expenses	(64.6)	-	(64.6)	**(67.1)**	**5.0**	**(62.1)**
Operating profit	80.2	-	80.2	**94.1**	**5.0**	**99.1**
Net interest payable	(24.3)	-	(24.3)	**(21.7)**	**(6.7)**	**(28.4)**
Profit (loss) before taxation	55.9	-	55.9	**72.4**	**(1.7)**	**70.7**
Taxation	(17.0)	-	(17.0)	**(24.6)**	**0.7**	**(23.9)**
Profit (loss) for the period	38.9	-	38.9	**47.8**	**(1.0)**	**46.8**

There were no exceptional items in the three months ended 30 June 2004 The exceptional administrative credit for the three months ended 30 June 2005 relates to the release of a provision for IPO costs. Exceptional interest costs relate to the accelerated amortisation of deferred financing fees on our senior debt, which was redeemed at the date of the TransWestern acquisition.

5. Taxation

The effective tax rate for the period is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below:

	Three months ended 30 June	
	2004	2005
	£m	£m
Profit on ordinary activities before taxation multiplied by the standard rate of corporation tax in the United Kingdom (30%)	16.8	**21.7**
Effects of:		
Higher tax rates in US	1.6	**2.9**
Previously unrecognised US tax losses recognised in period	(1.4)	-
Tax charge on ordinary profit before tax	17.0	**24.6**
Net tax benefit on exceptional items	-	**(0.7)**
Net charge on profit before tax	17.0	**23.9**

UNAUDITED NOTES TO THE FINANCIAL INFORMATION (continued)

6. Earnings per share

The calculation of basic and diluted earnings per share is based on the profit for the relevant financial period and on the weighted average share capital during the period.

	Actual	Exceptional items	Adjusted
Three months ended 30 June 2005			
Group profit for the financial period (£m)	**46.8**	**1.0**	**47.8**
Weighted average number of issued ordinary shares (millions)	**704.3**		**704.3**
Basic earnings per share (pence)	**6.6**		**6.8**
Effect of share options (pence)	**-**		**(0.1)**
Diluted earnings per share (pence)	**6.6**		**6.7**
Three months ended 30 June 2004			
Group profit for the financial period (£m)	38.9	-	38.9
Weighted average number of issued ordinary shares (millions)	697.8		697.8
Basic earnings per share (pence)	**5.6**		**5.6**
Effect of share options (pence)	(0.1)		(0.1)
Diluted earnings per share (pence)	**5.5**		**5.5**

7. Deferred tax assets

The elements of deferred tax assets recognised in the accounts were as follows:

	At 31 March 2005	At 30 June 2005
	£m	***£m***
Tax effect of timing differences due to:		
Retirement benefit obligations	29.9	**34.1**
Bad debt provisions	25.1	**26.7**
Net operating losses	20.9	**17.1**
Depreciation	9.2	**9.2**
Unrealised benefit on unexercised stock options	6.5	**5.3**
Accrued expenses and other items	5.5	**4.7**
Recognised deferred tax assets	97.1	**97.1**

8. Debtors

	At 31 March 2005	At 30 June 2005
	£m	£m
Trade debtors	429.3	**419.0**
Other debtors	8.1	**9.0**
Accrued income	4.7	**8.0**
Prepayments	9.2	**17.8**
Total debtors	451.3	**453.8**

9. Net debt

Analysis of net debt

	At 31 March 2005	At 30 June 2005
	£m	£m
Long-term loans and other borrowings falling due after more than one year	1,070.3	**321.3**
Short-term borrowings and long-term loans and other borrowings falling due within one year	91.3	**876.7**
Total debt	1,161.6	**1,198.0**
Cash at bank and in hand	(55.5)	**(121.1)**
Net debt at end of period	1,106.1	**1,076.9**

10. Loans and other borrowings

	At 31 March 2005 [a]	At 30 June 2005 [a]
	£m	£m
Amounts falling due within one year		
Senior credit facilities	90.0	**875.3**
Net obligations under finance leases	1.3	**1.4**
Total amounts falling due within one year	91.3	**876.7**
Amounts falling due after more than one year		
Senior credit facilities	761.0	**-**
Senior notes:		
Senior sterling notes	159.8	**160.3**
Senior dollar notes	67.4	**71.3**
Senior discount dollar notes	82.1	**89.7**
Total amounts falling due after more than one year	1,070.3	**321.3**
Net loans and other borrowings	1,161.6	**1,198.0**

[a] Balances are shown net of deferred financing fees of £5.8 million at 30 June 2005 and £14.0 million at 31 March 2005.

UNAUDITED NOTES TO THE FINANCIAL INFORMATION (continued)

11. Other creditors

	At 31 March 2005	At 30 June 2005
	£m	£m
Trade creditors	22.9	**12.3**
Other taxation and social security	23.1	**28.3**
Other creditors	4.3	**6.0**
Accruals	117.0	**114.7**
Deferred income	91.5	**92.5**
Total creditors falling due within one year	258.8	**253.8**

12. Deferred taxation creditor

The elements of deferred tax creditors recognised in the accounts were as follows:

	At 31 March 2005	At 30 June 2005
	£m	£m
The effect of timing differences due to:		
Amortisation of fixed assets	25.5	**30.5**
Stocks valuation	25.8	**27.2**
Recognised deferred tax creditors	51.3	**57.7**

13. Retirement benefit obligations

The £13.8 million increase in retirement benefit obligations is the net result of total charges of £5.8 million in the Income Statement and the estimated deficit increase of £20.0 million in the Statement of Recognised Income and Expense offset by total cash contributions of £12.0 million. The £20.0 million increase in deficit reflects a decrease from 5.4% to 4.9% in the reference market rate to which the discount rate is tied and takes into account changes in asset values by reference to relevant market indices.

14. Changes in equity shareholders' funds

	Share capital	Share premium	Foreign currency reserve	Profit and loss account	Total
	£m	£m	£m	£m	£m
Balance at 31 March 2005	7.0	1,191.0	(116.2)	(156.8)	925.0
Profit on ordinary activities after taxation	-	-	-	46.8	46.8
Ordinary share issue	0.1	1.2	-	-	1.3
Capital Accumulation Plan and other share schemes [(a)]	-	-		1.9	1.9
Currency movements	-	-	28.5	-	28.5
Other comprehensive income	-	-	-	(16.3)	(16.3)
Balance at 30 June 2005	**7.1**	**1,192.2**	**(87.7)**	**(124.4)**	**987.2**

(a) Amortisation of the costs incurred in buying shares held in an ESOP trust for employees.

15. United States Generally Accepted Accounting Principles

Our consolidated financial information is prepared in accordance with the Group's International Financial Reporting Standards ("IFRS") accounting policies as set out in our conversion statements for the periods ended 31 March 2005, which differ in certain respects from those applicable in the United States ("US GAAP"). Differences result primarily from acquisition accounting for acquisitions before 1 April 2004, which affects the accounting for directories in development, goodwill and other intangibles and taxation. Timing differences also arise when recognising certain costs associated with directories in development, interest that is fixed by derivative financial instruments, and deferred tax assets associated with net operating losses in the United States. Differences in accounting for pensions arise from the use of different actuarial methods and from a difference in the timing of when actuarial gains and losses are recognised. Dividends are recorded, under IFRS, in the period in which they are approved by the board of directors or shareholders. Under US GAAP, dividends are recorded in the period in which they are declared.

The following information summarises estimated adjustments, gross of their tax effect, which reconcile net profit and shareholders' funds from that reported under IFRS to that which would have been recorded had US GAAP been applied.

Net profit

	Three months ended 30 June	
	2004	2005
	£m	**£m**
Profit on ordinary activities after taxation under IFRS	38.9	**46.8**
Adjustment for:		
Directories in development		
-Deferred costs	(6.2)	**(5.5)**
-Acquisition accounting[a]	(4.0)	**-**
Pensions	(1.0)	**(3.2)**
Other intangible assets	(20.2)	**(18.2)**
Derivative financial instruments	6.0	**(4.6)**
Deferred taxation	13.5	**8.7**
Deferred finance fees	-	**6.7**
Other	-	**(1.5)**
Net profit as adjusted for US GAAP	27.0	**29.2**

[a] Represents adjustments that arose as a result of acquisitions before 1 April 2004.

15. United States Generally Accepted Accounting Principles (continued)

Equity shareholders' funds

	At 31 March 2005 £m	At 30 June 2005 £m
Equity shareholders' funds under IFRS	925.0	**987.2**
Adjustment for:		
Directories in progress	(115.6)	**(125.2)**
Pensions	94.9	**111.7**
Additional minimum pension liability	(59.0)	**(59.0)**
Goodwill	(542.9)	**(547.4)**
Other intangible assets	671.9	**663.5**
Derivative financial instruments	2.9	**-**
Deferred taxation	(164.0)	**(163.8)**
Dividends declared	-	**(58.9)**
Deferred finance fees	-	**6.7**
Other	1.7	**-**
Equity shareholders' funds as adjusted for US GAAP	814.9	**814.8**

16. Litigation

The lawsuit filed by Verizon was settled in October 2004. In subsequent months, Yellow Book USA was served with complaints filed as class actions in five US states and the District of Columbia. In these actions, the plaintiffs allege violations of consumer protection legislation and are placing reliance on findings of the New York Court in the now settled suit brought against Yellow Book USA by Verizon. On 13 May 2005, the court in New Jersey gave its preliminary approval to a comprehensive national settlement, with no admission of liability. Notice of the terms of settlement was published to class members and the final approval hearing is expected before we publish our half year results. The Yell Group fully provided for the estimated costs in the year ended 31 March 2005 arising from this class action.

NOTES TO EDITORS

Yell Group

Yell is an international directories business operating in the classified advertising market through printed, online and telephone-based media.

In the year ended 31 March 2005, Yell published 111 directories in the United Kingdom and 565 in the United States; in the United Kingdom, where it is a leading player in the classified advertising market, it served 478,000 unique advertisers. In the United States, where it is the leading independent directories business, it served 455,000 unique advertisers.

Yell's brands in the United Kingdom are Yellow Pages, Business Pages, Yell.com and Yellow Pages 118 24 7, and in the United States are Yellow Book and Yellowbook.com, all of which are trademarks.

File No. 82-34674

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AT AND FOR THE THREE MONTHS ENDED 30 JUNE 2005

References to "we", "us", "our", "Yell", the "Group" and the "Yell Group" are to Yell Finance B.V., a company incorporated with limited liability under the law of the Netherlands, and its consolidated subsidiaries.

The following information should be read in conjunction with the unaudited financial information for the Yell Group. The attached financial information has been prepared in accordance with international financial accounting standards ("IFRS"). IFRS differs in certain important respects from accounting principles generally accepted in the United States ("US GAAP").

This report contains forward-looking statements. These statements appear in a number of places in this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, turnover, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate.

You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in our annual report on Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 13 June 2005 for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.

Introduction

The Yell Group is the leading provider of classified directory advertising and associated products and services in the United Kingdom and the leading independent provider of classified directory advertising in the United States.

Summary Results

	Three months ended 30 June 2004 [(a)]	2005	Change
	(£ in millions)		
Turnover	280.9	313.6	*11.6%*
Cost of sales	(127.8)	(143.0)	*11.9%*
Gross profit	153.1	170.6	*11.4%*
Distribution costs	(8.3)	(9.4)	*13.3%*
Administrative costs (including exceptional items)	(64.6)	(62.1)	*(3.9)%*
Operating profit before exceptional items	80.2	94.1	*17.3%*
Exceptional items	-	5.0	
Operating profit	80.2	99.1	
Profit for the financial period before exceptional items	32.6	42.0	
Profit for the financial period	32.6	41.0	
Gross profit margin (%)	*54.5*	*54.4*	
EBITDA [(b)]	87.4	105.1	*20.3%*
EBITDA margin (%)	*31.1*	*33.5*	
EBITDA before exceptional items [(c)]	87.4	100.1	*14.5%*
EBITDA margin (%) before exceptional items	31.1	31.9	
Cash inflow from operations before payments of restructuring costs in 2004 and payments of litigation and acquisition costs in 2005, less capital expenditure	70.7	84.0	*18.8%*
Cash conversion before exceptional items (%) [(d)]	*80.9*	*83.9*	

(a) *Results previously reported for the three months ended 30 June 2004 were reported under UK GAAP. Figures reported here are reported under International Financial Reporting Standards ("IFRS"). A detailed explanation of the changes can be obtained in the IFRS conversion statements published on our website on 13 June 2005.*

(b) *EBITDA comprises total operating profit before depreciation and amortisation of fixed assets , both being non-cash items. EBITDA is not a measurement of performance under IFRS or US GAAP and you should not consider EBITDA as an alternative to (a) operating profit or net (loss) profit for the financial period (as determined in accordance with generally accepted accounting principles), (b) cash flows from operating, investing or financing activities (as determined in accordance with generally accepted accounting principles), or as a measure of our ability to meet cash needs or (c) any other measures of performance under generally accepted accounting principles. EBITDA is not a direct measure of our liquidity, which is shown by the Group's cash flow statement and needs to be considered in the context of our financial commitments. EBITDA may not be indicative of our historical operating results and is not meant to be predictive of our potential future results. We believe that EBITDA is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors. Accordingly, EBITDA has been disclosed in this financial information to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our ability to service our debt. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. See "Group Operating Profit and EBITDA".*

(c) *EBITDA before exceptional items comprises EBITDA as described above and excludes an exceptional credit of £5.0 million in the three months ended 30 June 2005 from releasing a provision for IPO costs.*

(d) *Cash conversion represents cash flow from operations before payments of accrued restructuring costs and payments to our parent for shares in the 2004 financial year and payments of litigation and acquisition costs in the 2005 financial year, less capital expenditure, as a percentage of EBITDA. We believe cash conversion is a relevant measure used by companies to assess performance as it gives a relative measure of the efficiency with which EBITDA is converted into cash. Cash conversion should not be considered by investors as an alternative to group operating profit or profit on ordinary activities before taxation as an indicator of operating performance or as an alternative to cash flow from operating activities. See "Group Operating Profit, EBITDA".*

Yell Group Operational Information

	Three months ended 30 June		
	2004	2005	Change
UK printed directories			
Unique advertisers (thousands) [(a)]	138	135	*(2.2)%*
Directory editions published	28	29	
Unique advertiser retention rate (%) [(b)]	76	74	
Turnover per unique advertiser (£)	1,004	1,066	*6.2%*
US printed directories			
Unique advertisers (thousands) [(a)] [(c)]	124	132	*6.5%*
Directory editions published	126	128	
Unique advertiser retention rate (%) [(c)]	70	71	
Turnover per unique advertiser ($)	1,902	2,144	*12.7%*
Other UK products and services			
Yell.com searchable advertisers at 30 June (thousands) [(d)]	110	151	*37.3%*
Yell.com searches for June (millions)	18	24	*33.3%*

(a) *Number of unique advertisers in printed directories that were recognised for turnover purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.*

(b) *The proportion of unique advertisers that have renewed their advertising from the preceding publication.*

(c) *As a result of the progress in the United States towards integrating our customer databases, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported figure for the three months ended 30 June 2004 for any duplicated records in that period. There remains some overlap in reporting unique advertisers between Yellow Book and acquired businesses that we expect to be removed. These improvements to our systems have not affected the reporting of our financial results. Retention in the United States is based on unique directory advertisers.*

(d) *Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. They exclude advertisers who purchase products such as banners and domain names.*

Turnover

	Three months ended 30 June		
	2004	2005	Change
	(£ in millions)		
UK printed directories	138.9	143.9	*3.6%*
Other UK products and services	11.7	16.5	*41.0%*
Total UK turnover	150.6	160.4	*6.5%*
US printed directories:			
US printed directories at constant exchange rate [(a)]	130.3	156.2	*19.9%*
Exchange impact [(a)]	-	(3.0)	
Total US turnover	130.3	153.2	*17.6%*
Group turnover	280.9	313.6	*11.6%*

(a) *Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.*

Group turnover during the three months ended 30 June 2005 increased 11.6% to £313.6 million, or 12.7% at a constant exchange rate, from £280.9 million last year[1].

We recognise turnover from advertising sales for each printed directory on completion of delivery of each directory.

UK Turnover

UK turnover increased 6.5% to £160.4 million. Turnover growth from printed directories of 3.6% to £143.9 million in part reflects the mix of relatively higher growth directories during the period. The effect of RPI minus 6%[2] was to reduce Yellow Pages prices by an average of 2.9%.

The total number of unique print advertisers dropped slightly to 135,000. This reflects increased competition and the decline in retention to 74%, down from 75% at the year end and 76% for the same period last year, as advertisers have more products and channels from which to choose. However, we offset this decline with a 6.2% growth in average turnover per unique advertiser to £1,066.

---

1. *Throughout this report, unless otherwise indicated, references to "for the three months" are to the three months ended 30 June 2005 and references to "last year", the "prior year" or the "prior period" are to the corresponding period in the previous financial year.*

2. *Effective from January 2002 and pursuant to undertakings given to the UK Secretary of State for Trade and Industry in July 1996, we are required to cap the rates charged for advertising sold after that date in our UK printed consumer classified directories at the Retail Price Index ("RPI") minus 6% for an expected period of four years from January 2002. During the three months ended 30 June 2004 and 2005, the average price of advertising in our Yellow Pages decreased by 3.9% and 2.9%, respectively. We are not subject to any regulatory price constraints in the United States. The relevant price cap applied to approximately 47.0% and 43.8% of our Group turnover in the three months ended 30 June 2004 and 2005, respectively.*

Yell.com continued to grow with an increase in turnover of 49.4% to £11.8 million. This reflected the growth in searchable advertisers of 37.3% to 151,000.

While we expect the slower-growing directories of the second quarter to affect revenue growth in the first half, we believe that UK turnover is on track to meet full year expectations.

US Turnover

US turnover increased by £22.9 million, or 17.6%, from £130.3 million to £153.2 million after taking into account that turnover was negatively affected by £3.0 million from a weakening US dollar. On a constant US dollar basis, US turnover grew by £25.9 million, or 19.9%. The average exchange rate was approximately $1.86:£1.00 in the three months ended 30 June 2005 against $1.81:£1.00 in the same period last year.

Unique advertisers increased by 6.5% to 132,000, with average turnover per unique advertiser up 12.7% to $2,144 and retention up from 70% to 71%.

Organic turnover grew 18.7%. Same-market growth was 8.4%, contributing 7.7% to the organic growth, with the significant new launch programme of 12 directories also contributing 15.2%, offset by a decrease of 4.2% primarily from rescheduling production to later periods as we continue to rebalance production. Acquisitions added a further 1.2% to growth.

While the rate of turnover growth in the first half will be affected by the smaller new launch programme during the second quarter, we believe that US turnover is on track to meet full year expectations.

We completed the acquisition of TransWestern on 15 July 2005, which significantly expands our US footprint. Integration planning is well advanced and the first steps to integrate TransWestern into Yellow Book are already underway.

Cost of Sales

	Three months ended 30 June		
	2004	2005	Change
	(£ in millions)		
UK printed directories	54.8	55.7	*1.6%*
Other UK products and services	3.1	3.9	*25.8%*
Total UK cost of sales	57.9	59.6	*2.9%*
US printed directories:			
US printed directories at constant exchange rate [(a)]	69.9	84.9	*21.5%*
Exchange impact [(a)]	-	(1.5)	
Total US cost of sales	69.9	83.4	*19.3%*
Cost of sales	127.8	143.0	*11.9%*

(a) *Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.*

We recognise the cost of sales for each directory on completion of delivery of that directory.

Our cost of sales consists principally of costs associated with the publication of directories, including costs of collecting content, paper, printing and pre-press production, as well as bad debt expense. The principal costs of collecting content, which represent a significant portion of our cost of sales, are employee costs of the sales force, including salaries, benefits and commissions, and associated direct costs.

Cost of sales for the UK business increased by £1.7 million, or 2.9%, to £59.6 million in the three months ended 30 June 2005 from £57.9 million last year. Cost of sales as a percentage of turnover decreased slightly to 37.2% compared to 38.4% for the corresponding period in the prior year.

Cost of sales for US printed directories increased by 21.5% at a constant exchange rate, reflecting the increase in US turnover. Cost of sales for US printed directories as a percentage of related turnover and at a constant exchange rate was 54.4%, a slight increase from 53.6% last year.

Our consolidated bad debt expense was £18.5 million, or 5.9% of Yell Group turnover in the three months ended 30 June 2005, as compared to £15.6 million, or 5.6%, last year. The charge for UK bad debts was 4.1% of UK printed directories and other products and services turnover compared to 4.2% last year. The US bad debt expense was 7.8% of US printed directories turnover in the three months ended 30 June 2005, as compared to 7.1% for the same period in the prior financial year, reflecting the additional growth and new customers, which historically have a higher risk of default.

Gross Profit and Gross Profit Margin

	Three months ended 30 June		
	2004	2005	Change
	(£ in millions)		
UK printed directories	84.1	88.2	*4.9%*
Other UK products and services	8.6	12.6	*46.5%*
Total UK gross profit	92.7	100.8	*8.7%*
US printed directories:			
US printed directories at constant exchange rate [(a)]	60.4	71.3	*18.0%*
Exchange impact [(a)]	-	(1.5)	
Total US gross profit	60.4	69.8	*15.6%*
Gross profit	153.1	170.6	*11.4%*
Gross profit margin (%)			
UK operations	61.6	62.8	
US operations	46.3	45.6	
Group total (%)	54.5	54.4	

(a) *Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.*

Gross profit as a percentage of Group turnover was almost flat at 54.4% for the three months ended 30 June 2005 and 54.5% for 2004.

Our printed directories business in the United Kingdom, which we view as more developed than that in the United States, and which covers substantially all of the United Kingdom, has historically had higher gross profit margins than those in the United States. In the United States, the different market dynamics and the younger portfolio result in lower gross profit margins. In the three months ended 30 June 2005, for example, our gross profit margin for our UK operations was 62.8%, compared to 45.6% for our US operations. Our overall gross profit margin is therefore affected, and will continue to be affected, by lower gross profit margins in the United States to the extent our US operations continue to form an increasing portion of the geographic mix of our business.

Distribution Costs and Administrative Costs

Our distribution costs consist mainly of amounts payable to third-party delivery companies with which we contract for the delivery of our printed directories. These costs vary principally due to the number of directories delivered in a financial period. Our distribution costs related to a directory are recognised when the directory is delivered.

Distribution costs increased by £1.1 million, or 13.3%, from £8.3 million (3.0% of Group turnover) in the three months ended 30 June 2004 to £9.4 million (3.0% of Group turnover) in the three months ended 30 June 2005. Group distribution costs increased by 14.5% at a constant exchange rate. Our distribution costs have increased in line with the growth of our business.

Our administrative costs consist principally of amortisation and depreciation, advertising, promotion and marketing expenses, administrative staff expenses, information technology costs and staff training. Advertising, promotion and marketing costs represent our most significant discretionary expenses. Administrative costs decreased from £64.6 million to £62.1 million in the three months ended 30 June 2005. Administrative costs excluding exceptional items of £5.0 million in 2005 increased from £64.6 million to £67.1 million in the three months ended 30 June 2005, an increase of £2.5 million or 3.9% from last year. Group administrative costs excluding exceptional items increased by £3.1 million at a constant exchange rate.

Group Operating Profit and EBITDA

	Three months ended 30 June 2004	Three months ended 30 June 2005	Change
	(£ in millions)		
UK operations			
Operating profit , including exceptional items	51.8	59.2	
Depreciation and amortisation	2.9	2.9	
UK operations EBITDA	54.7	62.1	
Exceptional items	-	(5.0)	
UK operations EBITDA before exceptional items	54.7	57.1	*4.4%*
US operations			
Operating profit	28.4	39.9	
Depreciation and amortisation	4.3	3.1	
US operations EBITDA	32.7	43.0	*31.5%*
US operations EBITDA at constant exchange rate [(a)]	32.7	43.7	*33.6%*
Group			
Operating profit, including exceptional items	80.2	99.1	
Depreciation and amortisation	7.2	6.0	
Group EBITDA	87.4	105.1	*20.3%*
Group			
Operating profit before exceptional items	80.2	94.1	
Depreciation and amortisation	7.2	6.0	
Group EBITDA before exceptional items	87.4	100.1	
Group EBITDA before exceptional items at constant exchange rate [(a)]	87.4	100.8	*15.3%*
EBITDA margin (%)			
UK operations	36.3	38.7	
US operations	25.1	28.1	
EBITDA margin before exceptional items (%)			
UK operations	36.3	35.6	
US operations	25.1	28.1	

(a) *Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year.*

Group EBITDA before exceptional items increased by 14.5% to £100.1 million, or 15.3% at a constant exchange rate. The Group EBITDA margin before exceptional items increased 0.8 percentage points to 31.9%, driven by the strong US performance. EBITDA before exceptional items for the three months ended 30 June 2005 is stated before an exceptional credit of £5.0 million from releasing a provision for IPO costs.

UK EBITDA before exceptional credits rose 4.4%, or £2.4 million to £57.1 million, reflecting the sustained progress of Yell.com, which partially offset our continued investment to support the continuing turnover growth of printed directories. Yell.com increased its EBITDA to £4.4 million (operating profit of £4.0 million with depreciation of £0.4 million added back) from £2.3 million last year (operating profit of £1.8 million with depreciation of £0.5 million added back). The UK EBITDA margin was 35.6%, compared with 36.3% in the previous year.

In the US, turnover growth and operational leverage resulted in 31.5% growth in EBITDA to £43.0 million from £32.7 million last year, or 33.6% growth at a constant exchange rate. The

US EBITDA margin increased from 25.1% to 28.1% despite the heavy launch programme during the first quarter. With the continuation of investment in turnover growth planned for the rest of the year, we have not changed our expectations for the full year.

Net Interest Payable

Net interest payable was £36.7 million in the three months ended 30 June 2005, an increase of £3.4 million from £33.3 million last year. Net interest expense comprised £17.4 million of net interest paid or to be paid within a six-month period, £2.8 million of interest rolled up into our long-term debt, £8.3 million of amortised financing costs and £8.2 million of interest payable to our parent company. The amortised financing costs of £8.3 million include £6.7 million of exceptional interest which is the accelerated amortisation of finance fees related to bank debt refinanced on 15 July 2005.

Taxation

The taxation charge was £21.4 million for the three months ended 30 June 2005, and £14.3 million last year. We expect the future taxation charges to increase after we have recognised the net operating losses that are available to offset future taxable income in the United States.

Net Profit

The net profit was £41.0 million for the three months ended 30 June 2005 compared to a net profit of £32.6 million for the same period in the prior year. This increase in profit reflects the strong EBITDA growth.

Liquidity and Capital Resources

Apart from significant acquisitions, which we have funded through a combination of borrowings and cash flows from operations, we have funded our existing business largely from cash flows generated from our operations. We believe that we have sufficient working capital to meet our operating and capital expenditure requirements.

Since 30 June 2005 we have successfully syndicated a new £2 billion credit facility to fund the acquisition of TransWestern and to refinance the entire £876.7 million of bank debt that existed at 30 June 2005. Our senior notes remain unaffected. Based on Yell's and TransWestern's strong cash generation, we expect our net external debt to reach four times our pro forma EBITDA by 31 March 2006.

Cash Flows

	Three months ended 30 June	
	2004	**2005**
	(£ in millions)	
Net cash inflow from operating activities	53.7	70.3
Net cash used in investing activities	(3.7)	(9.5)
Net cash used in financing activities	(22.5)	-
Net increase in cash and bank overdrafts	27.5	60.8

Net cash inflow from operating activities for the three months ended 30 June 2005 was £70.3 million, compared with a net inflow of £53.7 million for the three months ended 30 June 2004. The increase from last year is primarily driven by the improvement in operating profit.

Net cash used in investing activities was £9.5 million for the three months ended 30 June 2005. This compares to £3.7 million for the three months ended 30 June 2004 for the purchase of tangible fixed assets.

Net cash used in financing activities was nil in the three months ended 30 June 2005 and £22.5 million in the three months ended 30 June 2004 which comprised repayments of borrowings.

The net increase in cash and bank overdrafts is stated before the effects of foreign currency exchange movements. Foreign currency exchange movements had the effect of increasing cash and bank overdrafts by £4.9 million in the three months ended 30 June 2005 (2004 – an increase of £1.8 million).

Cash Conversion

The cash inflow from operations after capital expenditure but before payments of exceptional costs was £84.0 million for the three months ended 30 June 2005 and £70.7 million last year. This was an increase of 18.8% after accounting for foreign currency exchange movements, or 19.7% at a constant exchange rate. This underlying cash performance ("operating cash flow") is used by management to monitor business performance. In this performance measure we included capital expenditure for the three months ended 30 June 2005 and 2004 of £4.7 million and £3.7 million, respectively. We excluded payments of restructuring costs totalling £0.3 million during the three months ended 30 June 2004 and excluded payments of litigation and acquisition costs totalling £0.6 million during the three months ended 30 June 2005.

Our performance measure operating cash flow of £84.0 million for the three months ended 30 June 2005 as a percentage of EBITDA of £100.1 million was 83.9% ("cash conversion"). Excluding the effect of the additional pension contribution totalling £8.8 million in the quarter, we would have converted 92.7% of EBITDA of £100.1 million to cash. The performance measure operating cash flow of £70.7 million for the three months ended 30 June 2004 as a percentage of EBITDA of £87.4 million was 80.9%. Cash conversion can vary quarterly during the year according to timing of payments and receipts in relation to the phasing of EBITDA. Cash conversion is expected to decrease in the remaining nine months of the year reflecting the planned working capital investment in TransWestern.

Free cash flow (net cash inflow from operating activities (£70.3 million) less purchase of fixed assets (£4.7 million)) generated during the three months was £65.6 million.

Capital Resources

At 30 June 2005, we had cash of £118.8 million, compared to £53.1 million at 31 March 2005.

We have made additional annual pension contributions of £8.8 million in the three months ended 30 June 2005. This is our second additional annual contribution paid towards alleviating the level of pension deficit and, while it reduces cash flow from operations, it has no effect on amounts presented in our consolidated income statements.

We expect that any significant acquisitions or other significant expenditures, including those related to the development of our online services and special pension contributions, would be financed through any one or more of operating cash flow, credit facilities and the issue of new debt and equity securities.

We had net debt of £1,624.5 million at 30 June 2005, compared to £1,645.9 million at 31 March 2005 as set out below.

	At 31 March 2005	At 30 June 2005
	(£ in millions)	
Long-term loans and other borrowings		
Term Loan A1 – denominated in sterling	544.0	544.0
Term Loan A2 – denominated in US dollars	315.6	332.6
Senior notes	314.7	325.8
Other	1.3	1.4
Total debt owed to third parties	1,175.6	1,203.8
Subordinated parent company loans	537.4	545.3
Total debt, including subordinated parent company loans	1,713.0	1,749.1
Unamortised financing costs	(14.0)	(5.8)
Total debt, net of unamortised financing costs	1,699.0	1,743.3
Cash at bank	(53.1)	(118.8)
Net debt at end of the period	1,645.9	1,624.5

Net third-party debt, excluding subordinated parent company loans, of £1,079.2 million as a multiple of EBITDA over the last 12 months of £415.5 million was 2.6. This compares to a multiple of 2.8 at 31 March 2005.

The movements in net debt between 31 March 2005 and 30 June 2005 are as follows:

	Net debt
	(£ in millions)
At 31 March 2005	1,645.9
Free cash flow	(65.6)
Purchase of subsidiary undertakings	4.8
Non-cash charges	18.9
Currency movements	20.5
At 30 June 2005	1,624.5

Debt Obligations

We are required to satisfy interest and principal payments on our borrowings as they become due. To the extent we are not able to fund any principal payment at maturity or any interest payment when due from cash flow from operations, we would be required to refinance this indebtedness pursuant to credit facilities and/or the issue of new debt and equity securities into the capital markets. No one has guaranteed our obligations under the senior notes or has any obligation to provide additional equity financing to us.

The terms of our senior credit facilities require us to maintain specified consolidated financial ratios for net total debt to earnings before interest, tax, depreciation and amortisation ("EBITDA", as defined in the senior credit facilities) and EBITDA to net cash interest payable.

Other Matters

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

Market-Related Risks

Interest is payable under our senior credit facilities at a variable rate. We could, therefore, be adversely affected if interest rates were to rise significantly. Under the Senior Facilities Agreement dated 8 July 2004 we were required to have fixed or capped interest on at least 50% of net interest payments during the 21 months following each month end. This requirement ceased once the Group Leverage Ratio fell below 3.5 times "EBITDA" (as defined in the Senior Facilities Agreement). Over the period to June 2007 we have fixed interest initially on approximately 50% of the indebtedness at 30 June 2005 under the senior credit facilities using interest rate swaps. This strategy is reviewed on a quarterly basis. When combined with the fixed rate senior notes, we have fixed our interest rates on approximately 65% of our total gross debt until June 2007, falling to approximately 34% thereafter. At 30 June 2005, we had £1.8 million net losses on interest rate swaps that have been recognised in other comprehensive income in the Statement of Recognised Income and Expense.

All of these instruments are entered into for hedging purposes and, under IFRS, gains and losses on these instruments are recognised directly in other comprehensive income. Such instruments have not been designated and do not qualify for hedge accounting under the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No 133 *"Accounting for Derivative Instruments and Hedging Activities"*, as amended and interpreted, for US GAAP purposes.

All significant cash inflows and outflows associated with our operations in the United Kingdom are denominated in pounds sterling, and all significant cash inflows and outflows associated with our operations in the United States are denominated in US dollars. However, our financial information is presented in pounds sterling, and changes in the exchange rate between the US dollar and pounds sterling will affect the translation of the results of our operations into pounds sterling. The composition of our debt partially hedges exchange rate fluctuations, because 41.3% of our external debt and 38.2% of our net external interest expense are denominated in US dollars, thereby reducing our US EBITDA exposure by approximately 9.5%. We do not currently intend to hedge any foreign exchange rate risk relating to US dollar-denominated notes, although we will continue to review this practice.

At 30 June 2005, we had £494.6 million of borrowings denominated in US dollars net of deferred financing fees, and £875.4 million of borrowings, also net of deferred financing fees, that accrue interest at variable rates, before taking into account hedging arrangements. The following examples illustrate the effect certain changes in foreign exchange rates and interest rates would have had in the three months ended 30 June 2005. The following discussion of estimated amounts generated from the sensitivity analysis is forward-looking and involves risks and uncertainties. If the amount or mix of long-term borrowings is different, then the following examples may not be indicative of the effects of changing exchange rates and interest rates.

If the variable interest rates had been 1.0% higher or lower with no change in foreign exchange rates, our interest charge for the three months ended 30 June 2005 would vary by approximately £1.1 million higher or lower, respectively, taking into account our hedging arrangements, or £2.2 million higher or lower, respectively, without taking into account hedging arrangements.

If the average exchange rate of the US dollar as measured against the pound sterling had been 10% higher or lower, with no change in variable rates of interest, then the interest payable for the three months ended 30 June 2005 would have been approximately £0.7 million lower or £0.8 million higher, respectively.

Our exposure to interest rate fluctuations will depend on the amount of variable-rate indebtedness that we have outstanding and the extent of any hedging arrangements that we put in place. Similarly, our exposure to currency fluctuations will depend on the mix of US dollar and pounds sterling-denominated indebtedness and the extent of any hedging arrangements.

Litigation

The lawsuit filed by Verizon was settled in October 2004. In subsequent months, YellowBook USA was served with complaints filed as class actions in five US states and the District of Columbia. In these actions, the plaintiffs allege violations of consumer protection legislation and are placing reliance on findings of the New York Court in the now settled suit brought against YellowBook USA by Verizon. On 13 May 2005, the court in New Jersey gave its preliminary approval to a comprehensive national settlement, with no admission of liability. Notice of the terms of settlement was published to class members and the final approval hearing is expected before we publish our half year results. Yell Finance B.V. fully provided for the estimated costs in the year ended 31 March 2005 arising from this class action.

Current UK Regulatory Review

In April 2005, the Office of Fair Trading (OFT) completed its study of Yell's undertakings in respect of our Yellow Pages directories and announced that it was referring what it defined as "classified directory advertising services" to the Competition Commission for investigation. The Commission's administrative timetable allows for the publication of its final report by the end of June 2006. A wide range of outcomes is possible.

Following the referral by the Office of Fair Trading of the supply of "classified directories advertising services" to the Competition Commission in April 2005, we have submitted our initial evidence. The Commission is following the administrative timetable for its investigation set out in May 2005. This timetable, initial submissions from all parties and other related information can be found on the Commission's website at www.competition-commission.org.uk.

TransWestern

On 17 May 2005 we announced our proposed purchase ("the Acquisition") of TransWestern Holdings LP and its subsidiaries ("TransWestern") for $1,575 million plus expenses in cash. Following shareholder approval of the Acquisition on 12 July 2005 we completed the Acquisition on 15 July 2005.

Integration planning is well advanced and the first steps to integrate TransWestern into Yellow Book are already underway.

Critical Accounting Estimates

Our accounting policies are set out in our conversion statements for the periods ended 31 March 2005. These accounting policies are the policies we expect to apply in our financial statements for the year ended 31 March 2006, which will be prepared in accordance with IFRS. A discussion of the most significant policies that require our management to make subjective and complex judgments or to consider matters that are inherently uncertain are also contained within the Form 20-F filed with the SEC on 13 June 2005.

Consolidated Results of our Parent Company

Our parent company, Yell Group plc, and its subsidiaries, also provides consolidated financial information to the SEC, in order to disclose what it reports to the London Stock Exchange and to satisfy its requirement to produce an IFRS to US GAAP reconciliation for US employees.

YELL FINANCE B.V. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

(Unaudited)	Notes	Three months ended 30 June 2004	2005
		(£ in millions)	
Turnover	2	280.9	313.6
Cost of sales		(127.8)	(143.0)
Gross profit		153.1	170.6
Distribution costs		(8.3)	(9.4)
Administrative expenses			
Ongoing activities		(64.6)	(67.1)
Exceptional items	4	-	5.0
		(64.6)	(62.1)
Operating profit	3	80.2	99.1
Net interest payable			
Ongoing activities		(33.3)	(30.0)
Exceptional items	4	-	(6.7)
		(33.3)	(36.7)
Profit on ordinary activities before taxation		46.9	62.4
Taxation			
On ongoing activities	5	(14.3)	(22.1)
On exceptional items	4	-	0.7
		(14.3)	(21.4)
Profit for the financial period		32.6	41.0

STATEMENTS OF RECOGNISED INCOME AND EXPENSE

(Unaudited)	Three months ended 30 June 2004	2005
	(£ in millions)	
Profit for the financial period	32.6	41.0
Exchange differences on translation of foreign operations	7.0	28.5
Estimated effect of significant changes in securities markets on retirement benefit obligations	-	(20.0)
Change in recorded value of financial instruments used as hedges	-	(1.8)
Tax effect of items in other comprehensive income	-	6.4
Tax benefit arising (reversing) on unexercised parent's stock options	1.5	(1.1)
Other comprehensive income – net gains not recognised in income statement	8.5	12.0
Total recognised income for the financial period	41.1	53.0

The accompanying unaudited condensed notes are an integral part of these financial statements.

YELL FINANCE B.V. AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

(Unaudited)	Three months ended 30 June 2004	2005
	(£ in millions)	
Net cash inflow from operating activities		
Cash generated from operations	74.1	88.1
Interest paid	(15.4)	(12.2)
Interest received	0.3	0.6
Income tax paid	(5.3)	(6.2)
Net cash inflow from operating activities	53.7	70.3
Cash flows from investing activities		
Purchase of tangible fixed assets	(3.7)	(4.7)
Purchase of subsidiary undertakings	-	(4.8)
Net cash used in investing activities	(3.7)	(9.5)
Cash flows used in financing activities		
Repayments of borrowings	(22.5)	-
Net cash used in financing activities	(22.5)	-
Net increase in cash and bank overdrafts	27.5	60.8
Cash and bank overdrafts at beginning of the period	18.4	53.1
Exchange gains on cash and bank overdrafts	1.8	4.9
Cash and bank overdrafts at end of the period	47.7	118.8
Cash generated from operations		
Profit for the financial period	32.6	41.0
Adjustments for:		
Tax	14.3	21.4
Depreciation of tangible fixed assets	4.0	5.0
Depreciation of software costs	1.7	1.0
Goodwill adjustment arising from previously unrecognised tax benefits acquired	1.5	-
Interest income	(0.3)	(0.6)
Interest expense	33.6	37.3
Exceptional administrative items	-	(5.0)
Changes in working capital:		
Inventories and directories in development	(15.4)	(6.3)
Trade and other receivables	25.1	19.2
Trade and other payables	(24.3)	(25.8)
Other	1.3	0.9
Cash generated from operations	74.1	88.1

The accompanying unaudited condensed notes are an integral part of these financial statements.

YELL FINANCE B.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)	Notes	At 31 March 2005	At 30 June 2005
		(£ in millions)	
Non current assets			
Intangible fixed assets		1,706.0	1,748.0
Tangible fixed assets		40.1	37.3
Investment		11.8	11.1
Deferred tax assets	6	97.1	97.1
Total non current assets		1,855.0	1,893.5
Current assets			
Inventories		7.5	9.7
Directories in development		165.1	175.0
Debtors	7	451.3	453.8
Cash at bank and in hand	8	53.1	118.8
Total current assets		677.0	757.3
Creditors: amounts falling due within one year			
Loans and other borrowings	8,9	(150.2)	(935.6)
Corporation tax		(20.7)	(34.3)
Other creditors	10	(258.6)	(253.8)
Total creditors: amounts falling due within one year		(429.5)	(1,223.7)
Net current assets (liabilities)		247.5	(466.4)
Total assets less current liabilities		2,102.5	1,427.1
Creditors: amounts falling due after more than one year			
Loans and other borrowings	8,9	(1,548.8)	(807.7)
Deferred tax liability	11	(51.3)	(57.7)
Retirement benefit obligations	12	(99.7)	(113.5)
Net assets		402.7	448.2
Capital and reserves			
Called up share capital	13	0.1	0.1
Share premium account	13	605.4	605.4
Currency reserve	13	(116.2)	(87.7)
Profit and loss account deficit	13	(86.6)	(69.6)
Equity shareholders' funds		402.7	448.2

The accompanying unaudited condensed notes are an integral part of these financial statements.

UNAUDITED CONDENSED NOTES TO THE FINANCIAL STATEMENTS

1. Basis of preparation and consolidation

The principal activity of Yell Finance B.V. and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

This unaudited financial information for the three months to 30 June 2005 has been prepared in accordance with the Yell Finance B.V.'s International Financial Reporting Standards ("IFRS") accounting policies as set out in the conversion statements for the periods ended 31 March 2005. These accounting policies are the policies we expect to apply in the financial statements for the year ended 31 March 2006, which will be prepared in accordance with IFRS.

In preparing the financial information we used our best knowledge of the expected standards and interpretations, facts and circumstances and accounting policies that will be applicable at 31 March 2006. These may change before 31 March 2006. The expected standards and interpretations are subject to ongoing review by the European Union, and the International Accounting Standards Board may issue amended or additional standards or interpretations. Therefore, until we prepare our first full IFRS financial statements, the possibility cannot be excluded that the accompanying financial information may have to be adjusted.

The amounts presented for the three months ended 30 June 2004 and at 30 June 2004 and 31 March 2005 have been restated from the amounts previously presented under UK GAAP. Details can be obtained from the IFRS conversion statements published on 13 June 2005 on our website.

Subsequent to publishing the IFRS conversion statements we have improved our analysis of deferred taxes and other items, which has given rise to adjustments to amounts presented on the face of the balance sheet at 31 March 2005. These adjustments have increased our deferred tax assets and deferred tax creditors by £4.5 million. These changes have not affected the previously reported profit and loss or cash flows.

The foregoing information does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985.

In the opinion of management, the financial information included herein includes all adjustments necessary for a fair statement of the consolidated results, financial position and cash flows for each period presented. The consolidated results for interim periods are not necessarily indicative of results for the full year. This financial information should be read in conjunction with Yell Finance B.V.'s Form 20-F filed with the SEC on 13 June 2005, which includes the audited consolidated financial statements of Yell Finance B.V. and its subsidiaries for the year ended 31 March 2005.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for doubtful debts, depreciation, retirement benefit obligations and the related employee pension costs, acquisition accounting and taxes.

2. Turnover

	Three months ended 30 June	
	2004	**2005**
	(£ in millions)	
UK printed directories	138.9	143.9
Other products and services	11.7	16.5
Total UK turnover	150.6	160.4
Total US turnover	130.3	153.2
Group turnover	280.9	313.6

3. Operating profit

	Three months ended 30 June	
	2004	**2005**
	(£ in millions)	
UK printed directories	48.8	48.3
Other products and services	3.0	10.9
Total UK operating profit	51.8	59.2
Total US operating profit	28.4	39.9
Operating profit	80.2	99.1

We do not allocate interest or taxation charges by product or geographic segment.

UNAUDITED CONDENSED NOTES TO THE FINANCIAL STATEMENTS (continued)

4. Results before and after exceptional items

	Three months ended 30 June					
	2004			2005		
	Ordinary items	Exceptional items	Total	Ordinary items	Exceptional items	Total
	(£ in millions)					
Gross profit	153.1	-	153.1	170.6	-	170.6
Distribution costs	(8.3)	-	(8.3)	(9.4)	-	(9.4)
Administrative expenses	(64.6)	-	(64.6)	(67.1)	5.0	(62.1)
Operating profit	80.2	-	80.2	94.1	5.0	99.1
Net interest payable	(33.3)	-	(33.3)	(30.0)	(6.7)	(36.7)
Profit (loss) before taxation	46.9	-	46.9	64.1	(1.7)	62.4
Taxation	(14.3)	-	(14.3)	(22.1)	0.7	(21.4)
Profit (loss) for the period	32.6	-	32.6	42.0	(1.0)	41.0

There were no exceptional items in the three months ended 30 June 2004. The exceptional administrative credit for the three months ended 30 June 2005 relates to the release of a provision for IPO costs. Exceptional interest costs relate to the accelerated amortisation of deferred financing fees on our senior debt, which was redeemed at the date of the TransWestern acquisition.

5. Taxation

The effective tax rate for the three months ended 30 June 2005 and 2004 is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below.

	Three months ended 30 June	
	2004	2005
	(£ in millions)	
Profit on ordinary activities before taxation multiplied by the standard rate of corporation tax in the United Kingdom (30%)	14.1	19.2
Effects of:		
Higher rate taxes in US	1.6	2.9
Previously unrecognised US tax losses recognised in period	(1.4)	-
Net charge on ordinary profit before tax	14.3	22.1
Net tax benefit on exceptional items	-	(0.7)
Net charge on profit before tax	14.3	21.4

UNAUDITED CONDENSED NOTES TO THE FINANCIAL STATEMENTS (continued)

6. Deferred taxation assets

The elements of deferred tax assets recognised in the accounts were as follows:

	At 31 March 2005	At 30 June 2005
	(£ in millions)	
Tax effect of timing differences due to :		
Retirement benefit obligations	29.9	34.1
Bad debt provisions	25.1	26.7
Recognised net operating losses	20.9	17.1
Depreciation	9.2	9.2
Unrealised benefit on unexercised stock options	6.5	5.3
Accrued expenses and other items	5.5	4.7
Recognised deferred tax assets	97.1	97.1

7. Debtors

	At 31 March 2005	At 30 June 2005
	(£ in millions)	
Trade debtors	429.3	419.0
Other debtors	8.1	9.0
Accrued income	4.7	8.0
Prepayments	9.2	17.8
Total debtors	451.3	453.8

All amounts above fall due within one year.

8. Net debt

Analysis of net debt

	At 31 March 2005	At 30 June 2005
	(£ in millions)	
Long-term loans and other borrowings falling due after more than one year	1,548.8	807.7
Short-term borrowings and long-term loans and other borrowings falling due within one year	150.2	935.6
Total debt	1,699.0	1,743.3
Cash at bank and in hand	(53.1)	(118.8)
Net debt at end of period	1,645.9	1,624.5

9. Loans and other borrowings

	At 31 March 2005	At 30 June 2005
	(£ in millions)	
Amounts falling due within one year		
Senior credit facilities	90.0	876.6
Subordinated parent company loan	58.9	58.9
Net obligations under finance leases	1.3	1.4
Amounts falling due within one year	150.2	936.9
Unamortised finance fees	-	(1.3)
Net amounts falling due within one year	150.2	935.6
Amounts falling due after more than one year		
Senior credit facilities	769.6	-
Senior notes:		
Senior sterling notes	162.5	162.5
Senior dollar notes	68.8	72.6
Senior discount dollar notes	83.4	90.7
Subordinated parent company loan	478.5	486.4
Amounts falling due after more than one year	1,562.8	812.2
Unamortised finance fees	(14.0)	(4.5)
Net amounts falling due after more than one year	1,548.8	807.7
Net loans and other borrowings	1,699.0	1,743.3

UNAUDITED CONDENSED NOTES TO THE FINANCIAL STATEMENTS (continued)

10. Other creditors

	At 31 March 2005	At 30 June 2005
	(£ in millions)	
Trade creditors	22.9	12.3
Other taxation and social security	23.1	28.3
Other creditors	4.3	6.0
Accruals	116.8	114.7
Deferred income	91.5	92.5
Total creditors falling due within one year	258.6	253.8

11. Deferred taxation liabilities

The elements of deferred tax liabilities recognised in the accounts were as follows:

	At 31 March 2005	At 30 June 2005
The effect of timing differences due to :	(£ in millions)	
Amortisation	25.5	30.5
Stocks valuation	25.8	27.2
Recognised deferred tax liabilities	51.3	57.7

12. Retirement benefit obligations

The £13.8 million increase in retirement benefit obligations is the net result of total charges of £5.8 million in the Income Statement and the estimated deficit increase of £20.0 million in the Statement of Recognised Income and Expense offset by total cash contributions of £12.0 million. The £20.0 million increase in deficit reflects a decrease from 5.4% to 4.9% in the reference market rate to which the discount rate is tied and takes into account changes in asset values by reference to relevant market indices.

13. Changes in equity shareholders' funds

	Share capital	Share premium	Foreign currency reserve	Profit and loss account	Total
			(£ in millions)		
Balance at 31 March 2005	0.1	605.4	(116.2)	(86.6)	402.7
Profit for the period	-	-	-	41.0	41.0
Currency movements	-	-	28.5	-	28.5
Other comprehensive income	-	-	-	(24.0)	(24.0)
Balance at 30 June 2005	0.1	605.4	(87.7)	(69.6)	448.2

14. Litigation

The lawsuit filed by Verizon was settled in October 2004. In subsequent months, YellowBook USA was served with complaints filed as class actions in five US states and the District of Columbia. In these actions, the plaintiffs allege violations of consumer protection legislation and are placing reliance on findings of the New York Court in the now settled suit brought against YellowBook USA by Verizon. On 13 May 2005, the court in New Jersey gave its preliminary approval to a comprehensive national settlement, with no admission of liability. Notice of the terms of settlement was published to class members and the final approval hearing is expected before we publish our half year results. Yell Finance B.V. fully provided for the estimated costs in the year ended 31 March 2005 arising from this class action.